UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 4)

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Ohio River Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 60,897,774*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 60,897,774*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,897,774*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.57%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 * Such amount consists of 37,467,616 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 178,199,634 Class A ordinary shares outstanding as of April 20, 2015 as communicated by the Issuer to the Reporting Persons on April 20, 2015, which includes the 37,467,616 Class A ordinary shares directly held by Ohio River Investment Limited and  4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 26.27%.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Tencent Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 60,897,774*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 60,897,774*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,897,774*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.57%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 * Such amount consists of 37,467,616 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 178,199,634 Class A ordinary shares outstanding as of April 20, 2015 as communicated by the Issuer to the Reporting Persons on April 20, 2015, which includes the 37,467,616 Class A ordinary shares directly held by Ohio River Investment Limited and  4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 26.27%.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS THL E Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 60,897,774*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 60,897,774*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,897,774*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.57%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 * Such amount consists of 37,467,616 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 178,199,634 Class A ordinary shares outstanding as of April 20, 2015 as communicated by the Issuer to the Reporting Persons on April 20, 2015, which includes the 37,467,616 Class A ordinary shares directly held by Ohio River Investment Limited and  4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 26.27%.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on July 10, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated September 25, 2014 (“Amendment No. 1”), Amendment No. 2 thereto dated October 2, 2014 (“Amendment No. 2”) and Amendment No. 3 thereto dated October 8, 2014 (“Amendment No. 3”,  together with this Amendment No. 4, the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), and THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”, together with Tencent and Ohio River, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 4 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of the acquisition of securities by Ohio River pursuant to an investment agreement dated April 17, 2015 between the Issuer and Ohio River (the “April 2015 Investment Agreement”) attached hereto as Exhibit 1.

Unless otherwise stated herein, the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in full force and effect. All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 2.  Identity and Background

Appendix A attached to the Statement is hereby amended and restated in its entirety as attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

On April 20, 2015 Ohio River purchased an aggregate of  15,384,616 Class A Shares, pursuant to the April 2015 Investment Agreement, for an aggregate subscription price of US$400,000,016 in cash. Ohio River used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay such subscription price.

Item 4.  Purpose of Transaction

The first paragraph of Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of the Securities by Ohio River pursuant to the Investment Agreement, the subsequent open market purchases and block trade purchase by THL and the acquisition of securities by Ohio River pursuant to the April 2015 Investment Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 31.57% of the total Class A Shares outstanding on April 20, 2015 and received the right to appoint one director on the board of directors of the Issuer.

Item 4 of the Statement is hereby amended by adding after the second paragraph thereof:

The Reporting Persons acquired the securities pursuant to the April 2015 Investment Agreement for investment purposes and in the ordinary course of business. The Issuer used the proceeds from the issue of securities to Ohio River pursuant to the April 2015 Investment Agreement to finance the cash portion of the consideration payable in connection with the acquisition by the Issuer of a strategic stake in Falcon View Technology Limited on April 20, 2015.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 46,175,774 Class A Shares and 14,722,000 Class B Shares.

Based on a total of (i) 178,199,634 Class A Shares outstanding as of April 20, 2015, as communicated by the Issuer to the Reporting Persons on April 20, 2015, which includes (A) 22,083,000 Class A Shares newly issued by the Issuer to Ohio River under the Investment Agreement, (B) 4,354,079 ADSs (representing 8,708,158 Class A Shares) acquired by THL in the September Open Market Purchases, the Block Trade Purchase and the subsequent open market purchases by THL in March 2015 (as described in Item 5(c) below) (the “Third Round Open Market Purchases”), and (C) 15,384,616 Class A Shares issued by the Issuer to Ohio River under the April 2015 Investment Agreement, and (ii) 14,722,000 Class B Shares issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares), the Reporting Persons beneficially held approximately 31.57% of the total Class A Shares outstanding on April 20, 2015.

Based on a total of 178,199,634 Class A Shares and 53,581,431 Class B Shares outstanding as of April 20, 2015, as communicated by the Issuer to the Reporting Persons on April 20, 2015, each of which respectively include (A) the 22,083,000 Class A Shares and 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares), (B) the 4,354,079 ADSs (representing 8,708,158 Class A Shares)  acquired by THL in the September Open Market Purchases, the Block Trade Purchase and the Third Round Open Market Purchases, and (C) 15,384,616 Class A Shares issued by the Issuer to Ohio River under the April 2015 Investment Agreement, the Reporting Persons beneficially held approximately 26.27% of the total Ordinary Shares outstanding on April 20, 2015.

Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 27.09% of the total voting power of the total Ordinary Shares outstanding as described above as of April 20, 2015.

The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of April 20, 2015.  Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A attached to the Statement beneficially owns any Shares.

Item 5(c) of the Statement is hereby amended by adding the following after the third paragraph thereof:

(c)  Between March 11, 2015 and March 13, 2015 (both dates inclusive), THL purchased an aggregate of 551,000 ADSs, representing 1,102,000 Class A Shares, in the Third Round Open Market Purchases. Below is a summary of the Third Round Open Market Purchases made by THL between March 11, 2015 and March 13, 2015, including the number of ADSs purchased, the average price per ADS purchased and the price range of the ADSs purchased on each day. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

Transaction Date	Number of ADSs	Average Price Per ADS	Price Range of ADSs
3/11/2015	187,000	$44.2748	$43.6 - $44.735
3/12/2015	112,625	$44.875	$43.9 - $45
3/13/2015	251,375	$46.6721	$45.76 - $47

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

April 2015 Investment Agreement

The information set forth in Item 3 above is incorporated herein by reference.

The April 2015 Investment Agreement contains customary representations and warranties from each of the Issuer and Ohio River, and customary indemnities from the Issuer, for a transaction of this nature.  The Issuer used the proceeds from the issue of securities to Ohio River pursuant to the April 2015 Investment Agreement to finance the cash portion of the consideration payable in connection with the acquisition by the Issuer of a strategic stake in Falcon View Technology Limited on April 20, 2015.

The foregoing description of the April 2015 Investment Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the April 2015 Investment Agreement. A copy of the April 2015 Investment Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:    Investment agreement dated April 17, 2015 between the Issuer and Ohio River Investment Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2015

OHIO RIVER INVESTMENT LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Chief Strategy Officer

THL E Limited
By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF OHIO RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Ohio River Investment Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Ohio River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director
Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
David A.M. Wallerstein	United States of America	Chief Exploration Officer
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

EXECUTIVE OFFICERS AND DIRECTORS OF THL E LIMITED

The names of the directors and the names and titles of the executive officers of THL E Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to THL E Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Executive officers:
N/A